EXHIBIT 21

	Name	State or other jurisdiction of incorporation or organization

1.	Quanta Reinsurance Ltd.	Bermuda
2.	Quanta U.S. Holdings Inc.	State of Delaware
3.	Quanta Reinsurance U.S. Ltd.	Bermuda
4.	Quanta Indemnity Company	State of Colorado
5.	Quanta Specialty Lines Insurance Company	State of Indiana
6.	Quanta Technical Services LLC	State of Delaware
7.	QLT of Alabama, LLC	Commonwealth of Virginia
8.	QLT of Buffalo LLC	Commonwealth of Virginia
9.	Quanta Europe Ltd.	Republic of Ireland
10.	Quanta UK Ltd.	United Kingdom
11.	Quanta Technical Services Ltd.	United Kingdom
12.	Quanta 4000 Holding Company Ltd.	Bermuda
13.	Quanta 4000 Ltd.	United Kingdom